UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CBS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, $0.001 Par Value

(Title of Class of Securities)

1248572 02

(CUSIP Number of Class of Securities)

Lawrence P. Tu

Senior Executive Vice President and Chief Legal Officer

CBS Corporation

51 West 52nd Street

New York, New York 10019

(212) 975-4321

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,166,186,181.00	$145,190.18

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of class A common stock, par value $0.01, of Entercom Communications Corp. (as reported on the New York Stock Exchange on October 17, 2017) into which shares of common stock, par value $0.01, of CBS Radio Inc. being offered in exchange for shares of Class B common stock, par value $0.001, of CBS Corporation will be converted, and paid in connection with Entercom Communication Corp.’s Registration Statement on Form S-4, which was initially filed on April 12, 2017 (Registration No. 333-217273) (the “Entercom Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Entercom Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,667.24	Filing Party: Entercom Communications Corp.
Form or Registration No.: Registration Statement on Form S-4 (No. 333-217273).	Date Filed: April 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by CBS Corporation (“CBS”), a Delaware corporation. This Schedule TO relates to the offer by CBS to exchange all shares of common stock, par value $0.01 per share (the “Radio Common Stock”), of its wholly owned subsidiary, CBS Radio Inc. (“CBS Radio”), a Delaware corporation, for shares of CBS Class B common stock, par value $0.001 (the “CBS Class B Common Stock”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). As promptly as practicable following completion of the Exchange Offer and, if the Exchange Offer is consummated but is not fully subscribed, or in the event the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, a subsequent pro rata dividend of all remaining shares of Radio Common Stock to holders of CBS Class B Common Stock and CBS Class A common stock, par value $0.001 per share (the “CBS Class A Common Stock” and, together with the CBS Class B Common Stock, the “CBS Common Stock”), whose shares of CBS Common Stock remain outstanding after consummation of the exchange offer (the “spin-off”), Constitution Merger Sub Corp. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Entercom Communications Corp. (“Entercom”), will merge with and into CBS Radio, with CBS Radio surviving the merger and becoming a wholly owned subsidiary of Entercom (the “Merger”). Pursuant to the Merger, each share of Radio Common Stock will automatically convert into the right to receive one share of Entercom class A common stock, par value $0.01 (the “Entercom Class A Common Stock”), on the terms and subject to the conditions set forth in the Prospectus, dated October 19, 2017, included in Amendment No. 6 to the Registration Statement (as defined below) (the “Prospectus”), the Letter of Transmittal and the instructions to the Letter of Transmittal, copies of which are attached hereto as Exhibit (a)(1)(i) (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).

In connection with the Exchange Offer, CBS Radio has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-217279) (as amended, the “Registration Statement”) to register the shares of Radio Common Stock offered in exchange for shares of CBS Class B Common Stock tendered in the Exchange Offer and to be distributed in any pro rata dividend in the spin-off. Entercom has also filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-217273) to register the shares of Entercom Class A Common Stock into which shares of Radio Common Stock will be converted in the Merger. The information set forth in the Prospectus and the Letter of Transmittal and the instructions to the Letter of Transmittal therein are incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer, the Spin-Off and the Transactions” and “Summary” are incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is CBS Corporation. The principal executive offices of CBS are located at 51 West 52nd Street, New York, New York 10019. Its telephone number at such office is (212) 975-4321. Reference is made to the information set forth under the heading “Summary—The Companies” in the Prospectus, which is incorporated herein by reference.

(b) Securities. Shares of CBS Class B Common Stock are the subject securities in the Exchange Offer. Reference is made to the information relating to CBS Class B Common Stock set forth under the heading “The Exchange Offer—Terms of the Exchange Offer” in the Prospectus, which is incorporated herein by reference. As of September 30, 2017, 362,276,333 shares of CBS Class B Common Stock and 37,598,604 shares of CBS Class A Common Stock were outstanding.

(c) Trading Market and Price. Reference is made to the information relating to CBS Class B Common Stock set forth under the heading “Summary—Historical Per Share Data, Market Price and Dividend Data” in the Prospectus, which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is CBS Corporation. The principal executive offices of CBS are located at 51 West 52nd Street, New York, New York 10019. Its telephone number at such office is (212) 975-4321. CBS is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer, the Spin-Off and the Transactions,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Other Agreements and Other Related Party Transactions,” “Description of Entercom Capital Stock” and “Comparison of the Rights of Holders of CBS Common Stock and Entercom Common Stock” and the cover page of the Prospectus, which is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of shares of CBS Class B Common Stock who validly tender and do not validly withdraw their shares of CBS Class B Common Stock in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of CBS who is a holder of shares of CBS Class B Common Stock may participate in the Exchange Offer on the same terms and conditions as all other CBS stockholders. National Amusements, Inc. (“National Amusements”), the controlling stockholder of CBS, has represented that it will not participate in the exchange offer. As of October 6, 2017, National Amusements beneficially owned shares of CBS Class A Common Stock representing approximately 79.5% of the voting power of all classes of CBS Common Stock.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. Reference is made to the information set forth under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Related Person Transactions,” “Director Compensation,” “Executive Compensation” in the CBS Definitive Notice and Proxy Statement relating to its Annual Meeting of Stockholders, filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2017, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. Reference is made to the information under the headings “The Transactions—CBS’s Reasons for the Transactions” and “The Transactions—Entercom’s Reasons for the Transactions” in the Prospectus, which is incorporated herein by reference.

(b) Use of Securities Acquired. The shares of CBS Class B Common Stock acquired by CBS in the Exchange Offer will be held as treasury stock. Reference is made to the information under the heading “Questions and Answers About the Exchange Offer, the Spin-Off and the Transactions” in the Prospectus which is incorporated herein by reference.

(c) Plans. Reference is made to the information set forth under the headings “Questions and Answers About the Exchange Offer, the Spin-Off and the Transactions,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement” and “Other Agreements and Other Related Party Transactions,” “Description of Entercom Capital Stock” and “Comparison of Rights of Holders of CBS Common Stock and Entercom Common Stock” in the Prospectus, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Reference is made to the information set forth under the headings “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement” and “Other Agreements and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

(b) Conditions. Reference is made to the information set forth under the headings “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement” and “Other Agreements and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The table below sets forth as of October 6, 2017, unless otherwise indicated, information concerning the beneficial ownership of CBS Class A and CBS Class B Common Stock by (i) each current director, (ii) each named executive officer and (iii) each person controlling CBS. Each person has sole voting and investment power over the shares reported, except as noted. As of October 6, 2017, there were 37,598,604 shares of CBS Class A Common Stock outstanding and 362,278,774 shares of CBS Class B Common Stock outstanding.

	Beneficial Ownership of Equity Securities
Name	Title of Security	Number of Shares		Percent of Class
Anthony G. Ambrosio	Class A Common	0		*
	Class B Common	442,905	(1)(2)(3)	*
David R. Andelman	Class A Common	27,832	(4)	*
	Class B Common	112,237	(1)(4)	*
Joseph A. Califano, Jr.	Class A Common	3,212	(4)	*
	Class B Common	82,674	(1)(3)(4)	*
William S. Cohen	Class A Common	32,443	(4)	*
	Class B Common	95,673	(1)(4)	*
Gary L. Countryman	Class A Common	6,632	(4)	*
	Class B Common	77,171	(1)(4)	*
Charles K. Gifford	Class A Common	0		*
	Class B Common	87,052	(1)(3)(4)	*
Leonard Goldberg	Class A Common	0		*
	Class B Common	59,525	(3)	*

	Beneficial Ownership of Equity Securities
Name	Title of Security	Number of Shares		Percent of Class
Bruce S. Gordon	Class A Common	0		*
	Class B Common	63,367	(1)(4)	*
Linda M. Griego	Class A Common	0		*
	Class B Common	43,854	(3)(4)	*
Joseph R. Ianniello	Class A Common	0		*
	Class B Common	1,235,801	(1)(2)(3)	*
Robert N. Klieger	Class A Common	213	(4)	*
	Class B Common	215	(4)	*
Arnold Kopelson	Class A Common	3,631	(4)	*
	Class B Common	86,783	(1)(4)	*
Martha L. Minow	Class A Common	458	(4)	*
	Class B Common	463	(4)	*
Leslie Moonves	Class A Common	0		*
	Class B Common	3,899,464	(1)(2)(3)	1.07%
Doug Morris	Class A Common	24,266	(4)	*
	Class B Common	77,848	(4)	*
Shari Redstone	Class A Common	14,205	(4)(5)	*
	Class B Common	110,190	(3)(4)(5)	*
Gil Schwartz	Class A Common	0		*
	Class B Common	200,931	(1)(2)	*
Lawrence P. Tu	Class A Common	0		*
	Class B Common	102,283	(1)(2)	*
Current directors and executive	Class A Common	112,892	(4)	*
officers as a group (21 persons)	Class B Common	6,948,111	(1)(2)(3)(4)(5)(6)	1.9%
National Amusements Inc.	Class A Common	29,882,599	(7)	79.5%
846 University Avenue Norwood, MA 02062	Class B Common	9,243,800	(7)	2.6%

*	Represents less than 1% of the outstanding shares of the class.
(1)	Includes the following shares of CBS Class B Common Stock which the indicated named executive officer or director had the right to acquire on or within 60 days from October 6, 2017, through the exercise of stock options: Ambrosio, 247,304; Andelman, 20,372; Califano, 15,279; Cohen, 1,698; Countryman, 15,279; Gifford, 20,372; Gordon, 5,093; Ianniello, 909,087; Kopelson, 20,372; Moonves, 1,867,132; Schwartz, 147,849; and Tu, 101,985.
(2)	Includes shares held through the CBS 401(k) Plan.
(3)	Includes the following number of shares of CBS Class B Common Stock (a) owned by family members, but as to which, except in the case of Ms. Griego, the indicated person disclaims beneficial ownership: Califano, 927; Griego, 6,000; Ianniello, 2,384; and Moonves, 4,710; (b) held by trusts, as to which the indicated director has shared voting and investment power: Goldberg, 5,000; Moonves, 56,924; and Redstone, 1,500; (c) held in family trusts, as to which the indicated person has sole voting and investment power: Ambrosio, 161,039; and Moonves: 935,657; and (d) held in family trusts, as to which the indicated person’s family member has voting and investment power: Ambrosio, 29,101; and Gifford, 1,500.
(4)	Includes (a) the following CBS Class A Common Stock phantom units and CBS Class B Common Stock phantom units credited pursuant to CBS’ deferred compensation plans for Outside Directors: Andelman, 27,832 Class A and 28,103 Class B; Califano, 3,212 Class A and 3,239 Class B; Cohen, 32,443 Class A and 32,758 Class B; Countryman, 6,632 Class A and 6,643 Class B; Klieger, 213 Class A and 215 Class B; Kopelson, 3,631 Class A and 3,635 Class B; Minow, 458 Class A and 463 Class B; Morris, 24,266 Class A and 24,518 Class B; and Redstone, 14,205 Class A and 14,379 Class B; and (b) the following shares of CBS Class B Common Stock underlying vested RSUs for which settlement has been deferred: Andelman, 61,217; Califano, 61,217; Cohen, 61,217; Countryman, 53,330; Gifford, 58,597; Gordon, 55,700; Griego, 31,192; Kopelson, 3,861; Morris, 53,330; and Redstone, 40,412. Pursuant to the governing plans, the phantom common stock units are payable in cash and the RSUs are payable in shares of CBS Class B Common Stock, in each case, following termination of service as a director.

(5)	Ms. Redstone is a stockholder of National Amusements Inc. (“NAI”) and has a significant indirect beneficial interest in the CBS shares owned by NAI and its wholly owned subsidiaries.
(6)	Includes 3,414,321 shares of CBS Class B Common Stock which the current directors and executive officers as a group had the right to acquire on or within 60 days from October 6, 2017, through the exercise of stock options.
(7)	These shares are owned by NAI and its wholly owned subsidiaries. Beneficial ownership may also be attributed to Sumner M. Redstone, Chairman Emeritus of CBS, as Mr. Redstone is the chairman of the board and the beneficial owner of a controlling interest in NAI. NAI is controlled by Mr. Redstone through the Sumner M. Redstone National Amusements Trust (the “SMR Trust”), which owns 80% of the voting interest of NAI, and such voting interest of NAI held by the SMR Trust is voted solely by Mr. Redstone until his incapacity or death. The SMR Trust provides that in the event of Mr. Redstone’s death or incapacity, voting control of the NAI voting interest held by the SMR Trust will pass to seven trustees, who will include directors Shari Redstone and David R. Andelman. No member of CBS’s management is a trustee of the SMR Trust. Based on information received from NAI, some of the shares of CBS Class A and Class B Common Stock owned by its wholly owned subsidiaries are pledged to its lenders and some of such pledged shares are subject to a negative pledge. NAI holds more than 50% of CBS’s Class A Common Stock directly, and these shares are not pledged. Mr. Redstone also directly owns 40 shares of CBS Class A and 202,493 shares of CBS Class B Common Stock that are not shown in the table. Including such shares, Mr. Redstone beneficially owns a total of 29,882,639 shares of CBS Class A Common Stock, or 79.5% of the class, and 9,446,293 shares of CBS Class B Common Stock, or 2.6% of the class.

(b) Securities Transactions. Based on the information available to CBS as of October 18, 2017, the following table sets forth the transactions in CBS Common Stock by CBS and directors and executive officers of CBS in the past 60 days(1):

Name	Transaction Date	Number and Type of Securities	Description of Transaction
David R. Andelman	10-01-17	307 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	309 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Joseph A. Califano, Jr.	10-01-17	16 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	16 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

William S. Cohen	10-01-17	387 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	389 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Gary L. Countryman	10-01-17	20 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	21 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Leonard Goldberg	08-25-17	1,625 shares Class B Common Stock	Bona fide gift to a 501(c)(3) charitable organization for no consideration.

Name	Transaction Date	Number and Type of Securities	Description of Transaction
Robert N. Klieger	10-01-17	213 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	215 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Arnold Kopelson	10-01-17	11 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	11 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Martha L. Minow	10-01-17	266 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	268 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Leslie Moonves	08-22-17	164,000 shares of Class B Common Stock	Exercise of 150,000 stock options (at exercise price of $29.44) and sale of the underlying shares (at a price of $65.5144) and an indirect sale of 14,000 shares by a Family Trust (at a price of $65.5226), all pursuant to Rule 10b5-1 trading plans.

	08-23-17	164,000 shares of Class B Common Stock	Exercise of 150,000 stock options (at exercise price of $29.44) and sale of the underlying shares (at a price of $64.6827) and an indirect sale of 14,000 shares by a Family Trust (at a price of $64.6782), all pursuant to Rule 10b5-1 trading plans.

	09-19-17	164,000 shares of Class B Common Stock	Exercise of 150,000 stock options (100,000 at exercise price of $29.44 and 50,000 at exercise price of $34.06) and sale of the underlying shares (at a price of $58.3089) and an indirect sale of 14,000 shares by a Family Trust (at a price of $58.3151) all pursuant to Rule 10b5-1 trading plans.

	09-20-17	164,000 shares of Class B Common Stock	Exercise of 150,000 stock options (at exercise price of $34.06) and sale of the underlying shares (at a price of $59.0448) and an indirect sale of 14,000 shares by a Family Trust (at a price of $59.0441), all pursuant to Rule 10b5-1 trading plans.

	10-10-17	164,000 shares of Class B Common Stock	Exercise of 150,000 stock options (at exercise price of $34.06) and sale of underlying shares (at a price of $57.6244) and an indirect sale of 14,000 shares by a Family Trust (at a price of $57.6163), all pursuant to Rule 10b5-1 trading plans.

	10-11-17	164,000 shares of Class B Common Stock	Exercise of 150,000 stock options (at exercise price of $34.06) and sale of underlying shares (at a price of $56.687) and an indirect sale of 14,000 shares by a Family Trust (at a price of $56.6885), all pursuant to Rule 10b5-1 trading plans.

Doug Morris	10-01-17	356 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	359 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Name	Transaction Date	Number and Type of Securities	Description of Transaction
Shari Redstone	10-01-17	257 Phantom Class A Common Stock Units	Acquisition of Phantom Class A Common Stock Units upon conversion (at a price of $58.43) of cash accruals during the prior quarter in the Director’s deferred compensation account.

	10-01-17	259 Phantom Class B Common Stock Units	Acquisition of Phantom Class B Common Stock Units upon conversion (at a price of $58.00) of cash accruals during the prior quarter in the Director’s deferred compensation account.

Gil D. Schwartz	09-11-17	54,131 shares of Class B Common Stock	Exercise of 47,431 stock options (at exercise price of $23.19) and sale of underlying shares plus an additional 6,700 shares (at a price of $58.4029).

CBS Corporation	08-20-17 to 10-18-17(2)	1,505,715 shares of Class B Common Stock	Purchase of shares pursuant to a Rule 10b5-1 purchase agreement and in open market transactions.

(1)	Prices per share shown in connection with the sale of shares of CBS Class B common stock underlying exercised stock options are weighted average prices.
(2)	From August 20 to October 18, 2017, CBS repurchased an aggregate of 1,505,715 shares of CBS Class B Common Stock at a weighted average price of $60.9511 per share pursuant to a Rule 10b5-1 purchase agreement and in open market transactions.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. None

Item 10.	Financial Statements.

(a) Financial Information. Reference is made to the information set forth under Item 8 of CBS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 17, 2017 (the “CBS 10-K”), including the audited financial statements of CBS as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014, and the information relating to CBS set forth in the section of the Prospectus entitled “Historical Per Share Data, Market Price and Dividend Data,” which is incorporated herein by reference. Reference is made to the information set forth under Exhibit 12 of the CBS 10-K, and the CBS Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2017, which is incorporated herein by reference.

This document incorporates by reference important business and financial information about CBS from documents filed with the SEC that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Where You Can Find More Information; Incorporation by Reference”). You also may ask any questions about this exchange offer or request copies of the exchange offer documents from CBS, without charge, upon written or oral request to CBS’s information agent, Georgeson LLC, located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling 1-866-741-9588 (toll-free for all stockholders in the United States) or +1-781-575-2137 (outside the United States). In order to receive timely delivery of any written materials requested, you must make your requests no later than November 9, 2017.

(b) Pro Forma Information. Reference is made to the information set forth under the headings “Summary Historical and Pro Forma Financial Data,” Entercom and CBS Radio Unaudited Pro Forma Condensed Combined Financial Statements” and “Historical Per Share Data, Market Price and Dividend Data” in the Prospectus, which is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth under the headings “Summary,” “The Exchange Offer,” “The Transactions,” “The Merger Agreement,” “The Separation Agreement,” “Federal Regulation of Radio Broadcasting,” “Information on CBS,” “Information on CBS Radio,” “Other Agreements and Other Related Party Transactions” in the Prospectus, which is incorporated herein by reference.

(3) Reference is made to the information set forth under the headings “Summary,” The Exchange Offer,” “The Transactions,” “The Merger Agreement” and “The Separation Agreement” in the Prospectus, which is incorporated herein by reference.

(4) Not applicable.

(5) None.

(b) Other Material Information. Reference is made to the information set forth in the Prospectus, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Form of Letter of Transmittal and Instructions for Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(ii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(iv)	Form of Notice of Guaranteed Delivery for CBS Class B Common Stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(v)	Form of Notice of Withdrawal of CBS Class B Common Stock (incorporated by reference to Exhibit 99.6 to the Registration Statement)

(a)(1)(vi)	Form of Letter to CBS 401(k) Plan Participants (incorporated by reference to Exhibit 99.7 to the Registration Statement)

(a)(1)(vii)	Form of Letter to CBS Radio 401(k) Plan Participants (incorporated by reference to Exhibit 99.8 to the Registration Statement)

(a)(1)(viii)	Form of Notice of Conditional Exercise (incorporated by reference to Exhibit 99.10 to the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)(i)	Prospectus, dated October 19, 2017 (incorporated by reference to the Registration Statement)

(a)(5)	Press Release by CBS Corporation, dated October 19, 2017

(b)	None

(c)	None

(d)(i)	Agreement and Plan of Merger, dated as of February 2, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.1 to the Registration Statement)

(d)(ii)	Master Separation Agreement, dated as of February 2, 2017, by and between CBS Corporation and CBS Radio Inc. (incorporated by reference to Exhibit 2.2 to the Registration Statement)

(d)(iii)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 10, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.3 to the Registration Statement)

(d)(iv)	Amendment No. 2 to the Agreement and Plan of Merger, dated as September 13, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.4 to the Registration Statement)

(d)(v)	Form of Transition Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(d)(vi)	Form of Joint Digital Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit 10.2 to the Registration Statement)

(d)(vii)	Form of CBS Brands License Agreement, by and between CBS Broadcasting Inc. and CBS Radio Inc. (incorporated by reference to Exhibit 10.3 to the Registration Statement)

(d)(viii)	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc. and CBS Mass Media Corporation, CBS Radio Inc. and Certain Subsidiaries of CBS Radio Inc. (incorporated by reference to Exhibit 10.4 to the Registration Statement)

(d)(ix)	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc., CSTV Networks, Inc. d/b/a CBS Sports Network, CBS Sports Radio Network Inc. and CBS Radio Inc. (incorporated by reference to Exhibit 10.5 to the Registration Statement)

(d)(x)	Form of Tax Matters Agreement, by and between CBS Corporation, CBS Radio Inc. and Entercom Communications Corp. (incorporated by reference to Exhibit 10.11 to the Registration Statement)

(e)	None

(f)	None

(g)	None

(h)(i)	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement)

Item 13.

Information required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2017

CBS CORPORATION

By:	/s/ Joseph R. Ianniello
Name: Title:	Joseph R. Ianniello Chief Operating Officer

[Signature Page to SC-TO-I]